--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM 11-K

                                  Annual Report
                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]

     For the fiscal year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from _____________ to ______________

                         Commission file number: 1-14603

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Retirement Plan for Field Underwriters
                        of MONY Life Insurance Company

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               THE MONY GROUP INC.
                                  1740 Broadway
                            New York, New York 10019

                     Retirement Plan for Field Underwriters
                         of MONY Life Insurance Company


                                      INDEX

                                                                      Page(s)
                                                                      ------

     Independent  Auditors' Report                                         1

     Financial Statements:
       Statements of Net Assets Available for Benefits
       as of December 31, 2001 and 2000                                    2

       Statement of Changes in Net Assets Available for
       Benefits for the year ended December 31, 2001                       3

       Notes to Financial Statements                                    4-13

     Supplemental Schedules*:
       Schedule of Assets (Held at End of Year)
       as of December 31, 2001                                            14

       Schedule of Series of Reportable Transactions for the
       year ended December 31, 2001                                       15

     Signature                                                            16

     Exhibits

       Exhibit 23 - Consent of Independent Public Accountants             17

       * All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974 have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT

                                   ----------


To the Benefits Committee of the Board of Directors of MONY Life Insurance Company:

We have audited the accompanying statements of net assets available for benefits of the RETIREMENT PLAN for FIELD UNDERWRITERS of MONY LIFE INSURANCE COMPANY (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2001 and series of reportable transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mitchell & Titus, LLP

New York, New York
June 7, 2002

                    Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                 Statements of Net Assets Available for Benefits
                               As of December 31,

                                     -------

                                                                               2001                      2000
                                                                         ------------------      -------------------
ASSETS
Investments, at fair values:
     MONY's Pooled Accounts                                              $    120,597,124        $     148,454,931

     MONY's Guaranteed Interest Contracts                                      48,644,713               48,011,848

     Mutual Funds                                                              27,598,761               33,285,348

     Common Stock Fund                                                          1,768,976                1,413,425
                                                                         ----------------        -----------------

         Net Assets Available for  Benefits                              $    198,609,574        $     231,165,552
                                                                         ================        =================

   The accompanying notes are an integral part of these financial statements.

                    Retirement Plan for Field Underwriters of
                           MONY Life Insurance Company

            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2001

                                     -------

Net Assets Available for Benefits, beginning of year         $      231,165,552
                                                             ------------------
Additions:
  MONY's Contributions                                                3,161,359

  Interest Income                                                     3,392,017
                                                             ------------------
       Total Additions                                                6,553,376
                                                             ------------------

Deductions:
  Net change in fair value of investments in
    MONY's Pooled Accounts, Mutual Funds
    and Common Stock Fund                                            23,095,081

  Participants' Benefits                                             15,692,044

  Administrative Fees                                                   322,229
                                                             ------------------
       Total Deductions                                              39,109,354
                                                             ------------------
       Net Decrease                                                 (32,555,978)
                                                             ------------------
Net Assets Available for Benefits, end of year               $      198,609,574
                                                             ==================

   The accompanying notes are an integral part of these financial statements.

                    Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000

                                    --------

NOTE 1.   DESCRIPTION OF THE PLAN:

          The following description is provided for general information purposes only. Participants should refer to the plan document for complete information.

     A.   General

          The Retirement Plan for Field Underwriters of MONY Life Insurance Company (the "Plan"), a defined contribution money purchase pension plan, was adopted to provide retirement benefits for Field Underwriters in recognition of their career service with MONY Life Insurance Company ("MONY" or the "Company"). Field Underwriters who are hired under a Career Contract with MONY are eligible to participate in the Plan.

     B.   Contributions

          MONY contributes an amount equal to 5% of the participant's annual Benefit Bearing Career Contract earnings plus an additional 2% of such earnings in excess of the Social Security Old Age Survivor Disability Insurance wage base.

          All Plan contributions are placed in the MONY Investment Plan and Retirement Plan Trust (the "Trust"). The assets of the Plan are invested in the following funds administered through the Trust: the Equity Growth Fund (invested in MONY's Pooled Account No. 2), the Money Market Fund (invested in MONY's Pooled Account No. 4), the Special Equity Fund (invested in the Special Equity Fund sub-account of MONY's Pooled Account No. 10B), the Government Fixed Fund ("GFF", invested in MONY's Pooled Account No. 16), the Public Bond Fund (invested in MONY's Pooled Account No. 38), the Equity Income Fund (invested in MONY's Pooled Account No. 40), Guaranteed Interest Contract Fund ("GIC Fund", invested in GICs issued by MONY), and the Managed, International Growth, and Growth funds (invested in the Enterprise Group of Funds Inc., a family of Mutual Funds sponsored by Enterprise Capital Management, Inc., which is a wholly-owned subsidiary of MONY).

          On April 17, 2000, MONY began offering a Company Stock Fund (The "Common Stock Fund") as an investment option. The Common Stock Fund uses "unit" accounting. As a unitized stock fund, the Common
          Stock Fund holds primarily The MONY Group Inc. Common Stock and a small percentage of cash and short-term instruments, while members hold units of the Common Stock Fund.

                    Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000

                                    --------

NOTE 1.   DESCRIPTION OF THE PLAN: (Continued)

          Participants' share values are reduced by the cost of managing the Plan.

          MONY contributions to the Trust are used to purchase shares in the Funds described above, as elected by the participant. A Plan participant is entitled to the vested value of accumulated shares credited to the participant's account, including any earnings therefrom.

          Unlimited transfers among the Pooled Accounts, Mutual Funds and the GIC Funds are permitted per calendar year. Money transferred from Money Market, Public Bond, GIC's or GFF funds, cannot be transferred back into these funds for 90 days.

     C.   Withdrawals

          During active service, the Plan permits participants to withdraw voluntary deposits or company contributions plus interest credited thereon, subject to certain conditions. No partial withdrawal of the accumulated value of the voluntary deposits or company contributions can be made in an amount less than $500.

     D.   Vesting

          MONY's contributions fully vest after completion of five years of service, upon early or normal retirement under a career contract, or upon death while under an active career contract with MONY.

     E.   Forfeited Accounts

          At December 31, 2001 and 2000, forfeited non-vested accounts totaled $510,183 and $406,934, respectively. These accounts will be used to reduce future MONY contributions, except as defined in the Plan.

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000

                                    --------

NOTE 1.   DESCRIPTION OF THE PLAN: (Continued)

     F.   Payment of Benefits

          Participants terminating after at least five years of service with MONY, for causes other than death or retirement, may receive a deferred monthly income. The monthly income will be based on the amount in the participant's account. Upon a married participant's death prior to retirement or before his annuity starting date, the surviving spouse may elect an immediate straight-life annuity actuarially based on the present value of the participant's vested accrued benefit, or they may elect an optional form of distribution provided by the plan. Upon an unmarried participant's death prior to retirement, the beneficiary will be entitled to receive a plan distribution generally in the form of an immediate single-sum payment of the value of the vested portion of MONY's accumulated contributions and the value of the participant's accumulated deposits. Upon retirement, participants are entitled to receive the value of funds credited to their accounts in the form of immediate fixed or variable annuity benefits providing monthly income payments starting on their retirement date, or they may elect an optional form of distribution provided by the Plan. If a participant is married, such distribution must be in the form of a qualified joint and survivor annuity benefit, unless spousal consent is received authorizing another form of distribution.

          If an immediate annuity is elected, a transfer of the participant's balance to MONY in exchange for the guarantee of all future annuity benefits will occur.

     G.   Plan termination

          MONY may amend or modify the Plan. Moreover, MONY may terminate the Plan, although it has no present intention of doing so. In the event that the Plan is terminated, participants' accounts will become fully vested.

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000

                                    --------

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          Basis of Accounting

          The financial statements are prepared on an accrual basis of accounting.

          Use of Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

          Investment Valuation and Income Recognition

          Interest income is accrued as earned.

          The Plan's investments in MONY's Pooled Accounts Nos. 2, 4, 10B, 38 and 40, the Mutual Funds, the Common Stock Fund, are recorded at fair value. Purchases and sales of shares of ownership in these funds are recorded on a trade date basis. Realized gains or losses on sales of shares are calculated on a first-in/first-out basis.

          The Plan's investments in MONY's GIC Fund and the Government Fixed Fund are recorded at fair value, which includes accrued interest.

          The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments in MONY's Pooled Accounts, Mutual Funds and MONY's Common Stock Fund, which consists of realized gains or losses and the unrealized appreciation or depreciation in the fair value of those investments.

          The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, guaranteed interest contracts, and other investment securities, through pooled accounts. Investment securities are exposed to various risks, such as interest rate, market and credit.

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company


                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000

                                    --------

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:  (Continued)

          Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

          The shares and unit values of the Plan's investments in MONY's Pooled Accounts, MONY's GICs, Mutual Funds, and Common Stock Fund, which represent rounded amounts, as of December 31, 2001, June 30, 2001 and December 31, 2000, are as follows:

                                                                   December 31, 2001             June 30, 2001
                                                              --------------------------   --------------------------
                                                              Number of     Unit Value     Number of     Unit Value
                                                                Shares        Shares         Shares        Shares
                                                               --------      --------       --------      -------
          Pooled Accounts:
                                             No. 2                185,095      $325.30         199,582      $343.73
                                             No. 4                527,445        24.66         483,706        24.33
                                             No. 10B              313,261        85.87         322,167        92.33
                                             No. 16 -'99*         114,107        11.54         117,881        11.24
                                             No. 38               133,273        34.63         108,698        33.21
                                             No. 40               241,681        60.19         244,057        62.79
          Guaranteed Interest Contracts:
                                             GIC 22                     -            -       1,261,106        13.63
                                             GIC 23                24,238        13.12          25,308        12.77
                                             GIC 24                46,472        13.16          47,383        12.75
                                             GIC 25                20,973        12.39          21,541        12.06
                                             GIC 26                37,572        11.98          38,166        11.67
                                             GIC 27                17,084        11.43          17,573        11.18
                                             GIC 28             4,051,334        11.55       2,541,878        11.23
          Mutual Funds:
                                             Managed            1,818,299         8.88       1,868,172         9.47
                                             International
                                               Growth             283,207        14.87         288,469        16.37
                                             Growth               344,631        21.02         330,662        21.20
          Common Stock Fund:
                                             MONY Stock           164,350        10.76          87,275        12.49

          * Pooled Account 16-91 through `98 rolled over into Pooled Account 16-'99 as of March 31, 2000.

                   Retirement Plan for Field Underwriters of
                          MONY Life Insurance Company

                         Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000

                                    --------


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

                                                                     December 31, 2000
                                                                 ------------------------
                                                                 Number of     Unit Value
                                                                  Shares         Shares
                                                                 ---------     ----------
          Pooled Accounts:
                                             No. 2                 214,694        $396.40
                                             No. 4                 495,266          23.74
                                             No. 10B               332,781          88.76
                                             No. 16 -'99*          122,673          10.95
                                             No. 38                114,595          32.11
                                             No. 40                251,844          67.63
          Guaranteed Interest Contracts:
                                             GIC 21                507,594          12.95
                                             GIC 22              1,337,561          13.23
                                             GIC 23                 25,840          12.43
                                             GIC 24                 54,195          12.38
                                             GIC 25                 21,770          11.74
                                             GIC 26                 38,416          11.38
                                             GIC 27                 17,720          10.93
                                             GIC 28              2,003,549          10.91
          Mutual Funds:
                                             Managed             1,967,142          10.03
                                             International
                                               Growth              300,614          21.26
                                             Growth                296,296          24.18
          Common Stock Fund:
                                             MONY Stock             91,807          15.4

* Pooled Account 16-91 through `98 rolled over into Pooled Account 16-'99 as of March 31, 2000.

                   Retirement Plan for Field Underwriters of
                           MONY Life Insurance Company

                          Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000

                                  -----------


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

          MONY's Pooled Accounts are separate accounts whose assets and liabilities are segregated from the other assets and liabilities of MONY. Management believes these pooled account assets and liabilities will not be affected by liabilities that may arise out of any other business that MONY may conduct.

          Pooled Account No. 2, the Equity Growth Fund, is a separate account primarily invested in common stocks with high earnings growth potential. Its objective is to achieve a greater total return than the stock market as a whole.

          Pooled Account No. 4, the Money Market Fund, is a separate account primarily invested in commercial paper. Its objectives are to obtain a high level of current income consistent with the preservation of capital and to maintain a quality portfolio of short-term money market instruments.

          Pooled Account No. 10B, the Special Equity Fund, is a separate account invested in securities of small to medium-size market capitalization companies.

          Pooled Account No. 16, the Government Fixed Fund, is a separate account that provides for guaranteed rates of return on principal and interest. The fund is invested solely in obligations of the U.S. Government and U.S. Government Agencies, which include Treasury Bonds, Bills, Notes and Agency Obligations.

          Pooled Account No. 38, the Public Bond Fund, is a separate account primarily invested in a diversified portfolio of publicly traded corporate bonds, concentrated in investment-grade issues in the four highest major-ranking categories established by Moody's or Standard & Poor's.

          Pooled Account No. 40, the Equity Income Fund, is a separate account primarily invested in common stock with relatively high current yields. Its objective is to offer above-average current income and the opportunity for capital appreciation.

          Guaranteed Interest Contracts are contracts with MONY that provide for guaranteed rates of return on principal invested over specified time periods. The assets supporting these contracts are invested with the general assets of MONY.

          Managed Fund is a flexible portfolio mutual fund that invests in common stocks, bonds and cash equivalents.

          International Fund is a diversified international asset management mutual fund that seeks capital appreciation primarily through a portfolio of non-U.S. equities.

                    Retirement Plan for Field Underwriters of
                           MONY Life Insurance Company

                          Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000

                                  -----------

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

          Growth Fund invests in the stocks of companies with long-term earnings potential but which are currently selling at a discount to their estimated long-term value. The Fund's equity selection process is generally lower risk than a typical growth stock approach.

          Common Stock Fund invests primarily in The MONY Group Inc. Common Stock, and a small percentage of cash and short-term instruments.

NOTE 3.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

          The following table represents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and December 31, 2000. The calculations of estimated fair values involve considerable judgment. Accordingly, these estimates of fair value are not necessarily indicative of the values that could be negotiated in an actual sale.

          December 31, 2001:
                                                                    Carrying                    Estimated
          Financial Assets:                                          Amount                     Fair Value
          ----------------                                          --------                   -----------
          Pooled  Accounts                                          $120,597,123               $120,597,123
          Guaranteed Interest Contracts                               48,644,713                 48,644,713
          Mutual Funds                                                27,598,761                 27,598,761
          Common Stock Fund                                            1,768,976                  1,768,976
                                                                    ------------               ------------
                                                                    $198,609,573               $198,609,573
                                                                    ============               ============

           December 31, 2000:
                                                                    Carrying                    Estimated
           Financial Assets:                                         Amount                     Fair Value
           ----------------                                         --------                   -----------

          Pooled  Accounts                                          $148,454,931               $148,454,931
          Guaranteed Interest Contracts                               48,011,848                 48,011,848
          Mutual Funds                                                33,285,348                 33,285,348
          Common Stock Fund                                            1,413,425                  1,413,425
                                                                    ------------               ------------
                                                                    $231,165,552               $231,165,552
                                                                    ============               ============

                    Retirement Plan for Field Underwriters of
                           MONY Life Insurance Company

                          Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000

                                  -----------

NOTE 3.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS: (Continued)

          The following represents investment with fair values of 5% or more of the Plan's net assets of December 31, 2001 and 2000

         Issuer/Description                                      2001                    2000
         ------------------                                     ------                  ------

         MONY's Pooled Accounts:
              No. 2                                        $  60,211,955           $  85,104,746
              No. 4                                           13,008,164              11,758,985
              No. 10B                                         26,899,612              29,537,083
              No. 40                                          14,545,685              17,031,238

         MONY's Guaranteed Interest Contracts:
              GIC 28 (matures July 1, 2001 at 6.50%)                  -               17,694,331
              GIC 28 (no maturity at 6.25%)                   46,809,802              21,864,298

              Managed Fund                                    16,141,949              19,730,113


          The methods and assumptions utilized in estimating these fair values of financial instruments are summarized as follows:

          Pooled Accounts, Mutual Funds and Common Stock Fund

          Short-term securities other than money market instruments, with 60 days or less to maturity at the time of purchase are valued at amortized cost, which approximates market. Money market instruments are valued at cost, which approximates market; all other short-term securities are valued at market.

          Common stocks are valued at the closing market prices for securities traded on national securities exchanges, or at the last "bid" prices for "over-the-counter" securities.

          Bonds actively traded on a national securities exchange are valued at the last reported sales prices. Bonds traded "over-the-counter" are valued at the last reported "bid" prices.

                    Retirement Plan for Field Underwriters of
                           MONY Life Insurance Company

                          Notes to Financial Statements
            As of and for the years ended December 31, 2001 and 2000

                                  -----------

NOTE 3.   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS: (Continued)

          Guaranteed Interest Contracts
          -----------------------------

          The fair values of the Plan's Guaranteed Interest Contracts are estimated by discounting expected cash flows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued, where appropriate.

NOTE 4.   TAX STATUS:

          The Internal Revenue Service has determined and informed the Company, by a letter dated March 25, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

                    Retirement Plan for Field Underwriters of
                           MONY Life Insurance Company

                    Schedule of Assets (Held at End of Year)
                             As of December 31, 2001

                                                                       Historical Costs           Fair Value
                                                                       ----------------           ----------
MONY's Pooled Accounts:
             No. 2                                                     $      65,082,632       $      60,211,955
             No. 4                                                            12,921,162              13,008,164
             No. 38                                                            4,448,375               4,614,898
             No. 10B                                                          28,907,683              26,899,612
             No. 16 -'99 at 5.55%*                                             1,171,203               1,316,810
             No. 40                                                           15,056,231              14,545,685
                                                                       -----------------      ------------------
                                                                             127,587,286             120,597,123

MONY'S Guaranteed Interest Contracts:
             GIC 23 matures January 1, 2002 at 5.70%                             318,057                 318,057
             GIC 24 matures July 1, 2002 at 6.40%                                611,474                 611,474
             GIC 25 matures January 1, 2003 at 5.65%                             259,884                 259,884
             GIC 26 matures July 1, 2003 at 5.45%                                450,204                 450,204
             GIC 27 matures July 1, 2003 at 4.75%                                195,292                 195,292
             GIC 28 no maturity at 6.25%                                      46,809,802              46,809,802
                                                                       -----------------       -----------------
                                                                              48,644,713              48,644,713
Mutual Funds:
             Managed                                                          12,056,540              16,141,949
             International Growth                                              5,308,752               4,211,775
             Growth                                                            7,461,965               7,245,037
                                                                       -----------------       -----------------
                                                                              24,827,257              27,598,761
Common Stock Fund:
             MONY Stock                                                        1,768,976               1,768,976
                                                                       -----------------       -----------------

             Total                                                     $     202,828,232       $     198,609,574
                                                                       =================      ==================

*Pooled Account 16-'91 through '98 rolled over into Pooled Account 16-'99 as of March 31, 2000.

                    Retirement Plan for Field Underwriters of
                           MONY Life Insurance Company

                  Schedule of Series of Reportable Transactions
                      For the year ended December 31, 2001

                                  Number of      Total Value of    Number of     Total Value          Cost of      Net Realized Gain
Description of Investment          Purchases        Purchases         Sales         of Sales         Assets Sold          (Loss)
                                   ---------        ---------        -------       ----------        -----------          ------
Money Market Fund                     205           $21,631,585        548          $20,874,156        $20,187,657         $686,499
Equity Income Fund                    159             3,804,022        342            4,432,399          4,026,858          405,541
Special Equity Fund                   211             8,927,615        589           10,404,869          9,217,080        1,187,789
Managed Fund                          130             3,557,291        391            4,954,009          5,314,222         (360,213)
Equity Growth Fund                    190             7,625,072        564           17,634,742         13,067,675        4,567,067

       Pursuant to the requirements of the Securities Exchange
     Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                               RETIREMENT PLAN FOR FIELD
                                               UNDERWRITERS OF MONY LIFE
                                               INSURANCE COMPANY





   Date: June 28, 2002                     /s/ Robert M. Beecroft
                                               -------------------------------
                                                     Robert M. Beecroft
                                                      Secretary -
                                                      Benefit Plan
                                                      Administration Committee